Filed by Alerus Financial Corporation

(Commission File No.: 001-39036)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HMNF

(Commission File No.: 0-24100)

Date: July 26, 2024

The following is a transcript of an investor call held by Alerus Financial Corporation, which was made available on July 26, 2024, on the investor relations webpage of Alerus Financial Corporation at www.alerus.com under the link “Investors Relations”.

07 - 25 - 2024

Alerus Financial Corp

Second Quarter 2024 Earnings

TOTAL PAGES: 16

CORPORATE SPEAKERS:

Katie Lorenson

Alerus Financial Corp; President, Chief Executive Officer

Alan Villalon

Alerus Financial Corp; Chief Financial Officer

Karin Taylor

Alerus Financial Corp; Chief Risk and Operating Officer

James Collins

Alerus Financial Corp; Chief Banking and Revenue Officer

Forrest Wilson

Alerus Financial Corp; Chief Retirement Services Officer

PARTICIPANTS:

Brendan Nosal

Hovde Group; Analyst

David Feaster

Raymond James; Analyst

Nathan Race

Piper Sandler; Analyst

Matthew Renck

KBW; Analyst

PRESENTATION:

Operator^ Good afternoon. Welcome to the Alerus Financial Corporation Earnings Conference Call. (Operator Instructions)

Please note this event is being recorded.

This call may include forward-looking statements.

And the company's actual results may differ materially from those indicated in any forward-looking statements.

Important factors that could cause actual results to differ materially from those indicated in the forward-looking statements are listed in the earnings release and the company's SEC filings.

I would now like to turn the conference over to Alerus Financial Corporation President and CEO, Katie Lorenson.

Please go ahead.

Katie Lorenson^ Thank you. Good morning. And thank you for joining Alerus' Second Quarter Earnings Conference Call.

Joining me on the call today is CFO, Alan Villalon, Chief Risk and Operating Officer, Karin Taylor; Chief Banking and Revenue Officer, Jim Collins; and our Chief Retirement Services Officer, Forrest Wilson.

I will kick off the call today with an overview of the results for the quarter, a recap of some strategic highlights, some additional color on credit during the quarter and an update on our pending acquisition of HMN Financial.

For the quarter, we reported net income of USD 6.2 million or USD 0.31 of earnings per share.

Operating results for the quarter generally exceeded expectations with continued improving trends across our diversified sources of revenue, driving impressive improvement in PPNR or pre-provision net revenue of 48% on a linked quarter basis.

The team we are building continues to excel in adding full client relationships across our commercial, wealth and private banking segments.

Notably, we exceeded expectations for deposits at the end of the quarter with our fifth straight quarter of deposit growth in a very difficult and competitive deposit environment.

A huge shout out to our team members who have done a fantastic job, again, sourcing new core [client] relationships, retaining inflows and capturing liquidity events opportunities. This success allowed us to see deposit balances tick up and offset substantial seasonal outflows.

Deposit wins were sourced from all markets and generally the result of our One Alerus approach to holistic opportunities to serve clients across the suite of commercial and private banking, treasury management and wealth advisory services.

In addition, we continue to build balances across our synergistic deposits including our health savings accounts and wealth management and retirement money market portfolio.

Our loan-to-deposit ratio ended the quarter at 88% and continues to be a high-quality deposit portfolio that is well diversified by size, geography and type.

We saw some growth in our CD base, which notably has a low level of CD-only clients. And as emphasized in the previous quarters, we continue to operate and fund our loan growth with zero broker deposits.

For the quarter, we grew loans 4.2%.

We remain highly selective and disciplined in both pricing and credit, and we continue to build a best-in-class team of bankers and risk management experts who have strong credit acumen and deep experience in vetting opportunities and working with entrepreneurs, business banking and mid-market commercial clients. Consistent with our efforts and focus on commercial banking, we added a team of veteran equipment finance professionals in our Arizona market to complement our strength in C&I and to continue adding to our already well-diversified loan portfolio. All these efforts resulted in an increase in net interest income of approximately 8% and adjusted net interest margin expansion of 13 basis points during the quarter. Moving on to fee income, which is the strategic differentiator for Alerus, it contributed to over 53% of total revenues, and we ended the quarter at USD 43.6 billion of AUA and AUM. All core underlying business lines saw fundamental improvement with total fee income increasing 8.1% during the quarter.

Our retirement leader, Forrest Wilson, who joined us just a few months ago, has made an immediate impact including assembling a talented retirement leadership team and addressing strategic opportunities, which we believe will continue to improve client retention, client acquisition and overall profitability of this highly valuable division. The retirement industry national rankings were recently published with Alerus moving ahead for the first time to a top 25 or better in all categories measured including assets, plans and participants.

Our growing Wealth Management division delivered another solid quarter of results with continued momentum driven by strong core business within the mass affluent and the high net worth client base. New revenue pipelines remain strong and synergistic opportunities are building.

We delivered a solid quarter of managing expenses with expenses down slightly.

While we continue to invest in talent, we remain committed to thoughtfully managing these investments through FTE count. These disciplined efforts focused on constant improvement, leveraging our technology platforms better and seeing higher production and revenue generation with a similar expense base are all part of our path to continued improvement in efficiency and profitability.

During the quarter, we recorded a USD 4.5 million provision expense, resulting from expected gradual credit normalization towards more historical levels from the past years of completely benign credit metrics. After fifteen straight quarters of immaterial charge-offs or net recoveries, we had a charge-off of a nonaccrual C&I loan that was nearly fully reserved for in previous quarters.

Our allowance to loan losses remained at 1.31%, consistent with prior quarters as we replenished the balance to account for loan growth and the impairment of a previously identified problem loan, which was moved to nonaccrual during the quarter.

This previously classified loan is a commercial real estate construction loan that has had missteps in the construction process. The market data supports the feasibility of the project and the borrower has injected additional capital into the project. They have additional [levels] to pull to keep this project moving forward through stabilization.

We continue and remain committed to prompt identification and movement in credits where there are challenges. And given the additional time needed to execute these options for this particular credit, we determined that it was prudent to place this credit on nonaccrual.

We have reviewed our commercial real estate construction deals and all are performing as expected. The broader loan portfolio continues to perform well and overall classified loans trended down in the second quarter with material upgrades and payoffs.

Our priority and core focus continues to be building our commercial wealth bank, and our loan mix will continue to trend to higher levels of C&I, which today accounts for approximately 30% of the portfolio, with another 30% in consumer and residential and the remainder in a granular and well diversified CRE portfolio.

Overall, investor CRE levels at 213% remained well within regulatory thresholds and well under most of our peer group.

In addition to robust reserve levels at 1.31%, we remain well positioned with healthy capital levels with a CET1 of 11.7% and adjusted TCE of 7.91%.

During the second quarter, we continued our long history of raising our dividend and raised it by another 5.3%. Lastly, a quick update on the recently announced acquisition of HMN Financial.

As a reminder, this is our 26th acquisition and the teams are working great together, leveraging the experience and the expertise to seamlessly integrate our two great companies.

We are also progressing on schedule through the regulatory and shareholder approval process, and we continue to anticipate a closing in the fourth quarter of this year, as indicated previously.

I will now hand it over to Alan Villalon, CFO, for additional recap and guidance.

Alan Villalon^ Thanks, Katie.

I'll start my commentary on page 13 of our investor deck that is posted on the Investor Relations part of our website. Let's start on our key revenue drivers.

On a reported basis, both net interest income and fee income grew over 8% during the quarter. The increase in net interest income was driven primarily by strong organic loan growth, growth in noninterest-bearing deposits and continued expansion in our core net interest margin.

Growth in fee income was primarily driven by an increase in overall asset-based and nonmarket-based fees within our wealth and retirement business lines and a seasonal rebound in mortgage.

Fee income continues to be a large component of overall revenues and a differentiator for Alerus.

I'll go into detail about each of our fee income segments in later slides. Turning to page 14, net interest income increased to over USD 24 million in the second quarter, primarily driven by improving loan yields and strong loan growth, coupled with stable deposit levels. The bank term funding program arbitrage was also accretive to net interest income by USD 459,000.

Within the quarter, we recognized approximately 10 basis points of total accretion from the 2022 Metro Phoenix Bank acquisition. Excluding purchase accounting accretion from the Metro acquisition and the impact of the BTFP, core net interest margin still expanded 6 basis points to 2.46% from 2.4% in the prior quarter.

In the upcoming quarter, we still expect our net interest margin on both a core and reported basis to improve a couple of basis points. Excluding the impact of NPV and our swaps, our AL modeling shows our NII increasing mid-single digits should the Fed cut by 100 basis points. Based on Fed dot lots, we still see a path for our NIM to exceed 3% in 2026.

Should the Fed cut more aggressively, we anticipate reaching 3% sooner. Let's turn to page 15 to talk about earning assets.

Since the acquisition of Metro Phoenix Bank, we had our seventh consecutive quarter of loan growth.

Over those seven quarters, we grew loans at an average unannualized rate of over 3% per quarter.

We continue to let our investment portfolio run down as we remix low-yielding securities into higher-yielding loans.

For the remainder of 2024, we continue to grow loans even with 6% of our loans contractually paying down in the second half of the year. Turning to page 16, on a period-ending basis, our deposits increased 0.4% from the prior quarter.

While we saw our usual seasonal outflows from our public funds, we continue to drive organic deposit growth to offset these outflows.

Importantly, noninterest-bearing deposits grew 1.3% in the quarter and remained stable at 21% of total deposits.

During the quarter, our deposit activity was impressive as average account size wins were double the size of accounts lost during the quarter, and we continue to experience a net increase in overall accounts as well.

Given the stable deposit levels, our loan-to-deposit ratio was well below our target level of 95%.

For the third quarter of 2024, we continue to expect the seasonal outflow of approximately USD 80 million to USD 100 million.

While these outflows will pressure deposit balances in the upcoming quarter, we do expect deposit levels to be slightly higher from current levels at the end of the year. Turning to page 17, I'll now talk about our banking segment, which also includes our mortgage business.

I'll focus on the fee income component now since I already covered interest income.

Overall noninterest income from banking was up USD 1.4 million or 39% from the prior quarter. Most of the increase was attributed to a seasonal rebound in our mortgage business.

During the quarter, we also recognized USD 628,000 in swap fees as we continue to grow our mid-market C&I banking business.

As a reminder, the swap income is client driven, so it tends to be lumpy and unpredictable.

For the third quarter, we expect the overall level of noninterest income to decrease slightly from the second quarter levels and would expect mortgage revenues to slow and other noninterest income to be posted to a normalized level of USD 1.5 million.

On page 18, I will provide some highlights of our Retirement business. Total revenue from the business increased 2.7% from the prior quarter, driven by both asset-based and nonmarket-based fees. End of quarter assets under management increased 2.3%, mainly due to improved equity in bond markets. Participants within retirement grew almost 1% during the quarter.

For the third quarter, we do expect fee income from Retirement business to be stable.

Turning to page 19, you can see the highlights of our Wealth Management business.

On a linked quarter basis, revenues increased 4%, while end-of-quarter assets under management decreased 1.7%, mainly due to an outflow for one custody client in the quarter where we charged minimal basis points.

For the third quarter, excluding any market impact, we expect fee income from our Wealth business to be up slightly given the continued improvement in the markets. Page 20 provides an overview of our noninterest expense.

During the quarter, noninterest expense decreased 0.7%.

During the quarter, we also incurred USD 563,000 in onetime merger-related expenses related to the pending acquisition of HMN Financial. Excluding these merger expenses, core noninterest expense decreased 2.1%.

We now expect total expenses for 2024 to grow mid-single digits when compared to 2023 on a reported basis as further merger-related expenses will be incurred. Turning to page 21, you can see our core credit metrics.

We had net charge-offs to average loans of 36 basis points in the quarter, primarily related to a nonperforming loan, which already had an individual reserve allocated in the prior quarters.

Our nonperforming assets to total assets percentage was 63 basis points compared to 17 basis points from the prior quarter. This is still below the industry average for regional banks of approximately 73 basis points over the past decade.

As Katie mentioned, the increase here was related to one previously identified construction loan that was moved to nonaccrual status.

I will discuss our capital liquidity on page 22.

We continue to remain very well capitalized as our common equity Tier one to risk-weighted assets is 11.7%.

We also maintained our status as a dividend aristocrat.

We increased our dividend consistently over the last 20 years.

On the bottom right, you will see the breakdown in the sources of over USD 2.5 billion of potential liquidity.

Overall, we continue to remain well positioned for both liquidity and capital standpoint to support future growth or whether any economic uncertainty. To summarize on page 23, we had a robust second quarter as pre-provision net revenue improved over 48% from the prior quarter.

We continue to see strong organic loan growth and strong deposit growth that offset any seasonal outflows.

Our net interest margin continues to improve as we continue to see a path where margins can improve to over 3% even if the Fed remains on pause.

Our fee businesses also drove improved returns, which continue to differentiate us in the industry.

We remain focused on driving revenue growth and managing expenses, leading to positive operating leverage improvement during the quarter. Both our reserve and capital levels remain strong to weather any economic uncertainty.

And with that, I will now open up for Q&A.

QUESTION & ANSWER:

Operator^ (Operator Instructions) The first question comes from Brendan Nosal with Hovde Group.

Brendan Nosal^ Just want to start off on the construction credit that migrated. Just looking for a couple of additional color points here. Just kind of curious what the reserve is against it at this point, how far through the construction phase is the project and what your evaluation of default risk is at this point?

Karin Taylor^ Brendan, this is Karin.

We have about 25% reserved on that particular credit. The project is 80% complete. And at this point, we believe that they have very feasible options to deliver the remaining equity needed to complete the project.

However, we learned about this fairly late in the quarter, in fact, shortly after quarter ended.

And so we've got some more work to do to assess those options.

Brendan Nosal^ And then, just turning to the margin commentary you gave.

I just want to make sure I understood the outlook properly.

Is it correct that you expect a few basis points of expansion next quarter off of that [3.57] core number?

Alan Villalon^ Not 357. [257] million of the core and reported numbers.

Brendan Nosal^ And then how does the $400 million of swaps rolling off kind of impacting next quarter?

Alan Villalon^ Yes.

So we had $400 million of swaps roll off in July, and we have another $200 million rolling off in January of 2025.

What we're seeing right now is that you're going to see us return to slightly liability sensitive from being asset sensitive.

So as rates come down, you'll see us again probably have our NII improve about mid-single digits should the Fed cut by 100 basis points.

Operator^ The next question comes from David Feaster with Raymond James.

David Feaster^ Maybe just staying on the margin topic, I appreciate your commentary about the getting to a 3% margin, even ex cuts because I mean there's obviously a huge repricing power.

I just wanted to maybe get a sense of whether there was a timeframe that we could talk about getting there? And does that include the HMN deal as well?

Alan Villalon^ So the timeframe we're talking about is can to 3% in 2026 on an average for the full year 2026.

So if you think about that, we should be in the low 3s for the full year 2026.

So you can get that ramp up between now and then. And we're looking right now on basically on our ALM modeling on a static balance sheet basically.

So it's just a remixing of what we're doing today and then putting on the [super] on at the current rates today, so just remixing.

And this does not include HMN. This is just our balance sheet today.

So with HMN coming on, we'll give guidance to that later.

But we're probably going to get there -- 3%'s not going to change our outlook.

David Feaster^ But HMN should be accretive to the margin?

Alan Villalon^ Yes. That's correct.

David Feaster^ And then I wanted to touch on -- it was great to see the equipment finance team that you guys added.

I guess, how quickly do you think this team can start adding to growth? What are some of the cross-sell opportunities that you might see or other synergies? And do you think there's an opportunity to drive deposit growth potential from that group as well?

James Collins^ Yes, David, this is Jim. The business strategy for bringing them on is that, that's the key segue product in the mid-market companies that are with other banks.

So we'll use that as a wedge product to get into those mid-market companies and take over the full relationship. Typically, there would be an ask of 30% of the equipment note in deposits. That's our goal when we're just doing a straight up equipment piece.

Now obviously we're going for the full relationship.

So this team is building that out the rest of this year.

We'll have some activity this year, but the full activity will start next year.

We're integrating them with our existing C&I sales force, specifically the commercial group that's doing C&I in the mid-market.

So the cross-sell opportunities go along with our full commercial wealth business model, where we want them to get us into the full C&I relationship for that company, and then we want to bring in private banking, treasury management and wealth services and then tack on our 401(k) group.

So the business plan is the same. This is just a better segue into some of the markets where we don't have firm mid-market C&I activity.

David Feaster^ And then just curious, maybe given the move in rates, has your thoughts on balance sheet optimization changed at all? I mean it seems like it might give you some more flexibility, especially with the HMN F deal.

I'm curious just gives you some more flexibility. Has your thoughts on optimization or any strategies in the intermediate term change at all?

Katie Lorenson^ I'll kick this off and then Al, you can come in after me.

We are constantly assessing balance sheet restructuring optimization opportunities. And we do believe with the addition of HMN, that is going to give us additional opportunities to evaluate.

Alan Villalon^ The only thing I'd add on there, what Katie said too, I mean as you could with HMN, that acquisition with the equipment leasing team coming on, with the present deposit growth we've had, we're constantly looking at ways to optimize our balance sheet. And it's not just for the short term, it's for the long term because as we want to think about our balance sheet positioning, we aren't right now liability-sensitive, but over the long term, we want to get to be slightly asset sensitive because we have an inherent liability sensitivity on our fee income set of businesses. When interest rates go up, typically, that slows the markets down, which will hit AUM in both the Retirement and Wealth businesses and also slows down mortgage.

So we'd like to see that spread income business for us to be just a tiny bit asset sensitive again to provide that [see-saw].

So we're constantly evaluating opportunities to optimize and get our balance sheet to that position.

David Feaster^ And if I could just squeeze one more in. Great to hear the commentary about the new deposit account growth, that's extremely encouraging.

I guess, where are you having the most success in kind of just your thoughts on continuing to drive that account growth and ultimately translate into core deposit growth going forward?

James Collins^ Most of our success to this point is in that mid-market C&I and government non-profit vertical, again, bringing on the talent that we brought on in the last 1.5 years, having them focused on their long-term relationships and their long-term reputations and segueing those relationships into fuller relationships over here at Alerus is really where we found most of the success, and it's been broad.

It's been all over in different industries in mid-market and different segments and government non-profit.

But also, I would say our retail team has done a fantastic job just sitting down with customers and gravitating more of the cash that they might have at other institutions into our institutions.

So it's really broad-based across all of our revenue streams, but the focus is and will continue to be in that mid-market C&I deposit, large depositors and verticals that will add a lot more deposits as supplement our loan growth.

Operator^ The next question is from Nathan Race with Piper Sandler.

Nathan Race^ I apologize I jumped on a little late, but was just curious if you could provide additional color on the construction loan that moved to nonaccrual this quarter in terms of when it was originated, the underlying property type and so forth and any potential loss content expectations associated with this? And then also just curious to hear some background on the C&I loan as well that seems like it was a reserve for going in for the quarter in terms of when this loan was originated? And any reasons behind why it deteriorated in the quarter?

Karin Taylor^ We'll start on the construction loan.

It is a multifamily loan.

It was originated in August of 2022. The issues with it are around construction management. The fundamentals in the market for multifamily remain very strong, and this is a well-positioned project in terms of location to amenities, public transportation, major employers.

And so the borrower has stepped up and injected equity at this point to cover the cost overruns. They continue to have those options available, but there's been a delay in terms of when we expected this next injection, which is why we moved into nonaccrual when we did. That said, they do continue to have feasible options to bring equity in.

I mentioned in response to an earlier question, our reserve on it at this point is about 25%.

It happened late in the quarter, in fact, actually early third quarter just after quarter end.

And so we're still working on assessing the options being presented by the borrower. With regard to the longer [reach of the] charge-off, it is a C&I credit.

It was originated back in 2020 shortly before the pandemic. When the loan was originated, it was part of a business repositioning. And unfortunately, it was impacted substantially by Covid.

Nathan Race^ And just curious, as you look out over the next couple of quarters, what your expectations are just in terms of charge-off levels? I imagine this quarter will prove to be fairly idiosyncratic but just any thoughts on kind of what you're seeing in terms of the normalized level of charge-offs in the current environment?

Karin Taylor^ Sure. Just generally speaking, in terms of credit outlook, we've seen normalization.

So this construction deal aside, our migration appears very typical to what it was prior to Covid. And as Katie mentioned in her comments, we actually had net upgrades, which reduced our overall level of criticized compared to the first quarter. With regard to charge-offs, the one bit of uncertainty, I would say, for this next quarter is just as this company that we took the charge-off on this quarter moves into liquidation, we're going to be getting updated valuations, so we could see some further adjustments there.

Remaining balance on that loan is about USD 2.5 million.

Nathan Race^ Maybe changing gears, I apologize if you touched on it, but just is the expectation still that the TFP will remain on balance sheet at least through the end of 2024?

Alan Villalon^ Yes. That is correct, Nate.

We expect that to maintain through the end of the year.

Nathan Race^ Expenses were really well controlled in the quarter. Any thoughts on how we should think about the run rate in 3Q and 4Q?

Alan Villalon^ Yes.

We do I gave a little bit of guidance saying that overall 2024 expenses should be up mid-single digits now when you include merger-related expenses, so when you compare on a reported basis to 2023, we'll have a little seasonal uptick here in terms of some tech spending we have that was it just typically hits us in the second half of the year. All the two incentive comp as things are going well for us to a pickup there.

But overall, we continue to look at ways to manage expenses prudently, and we're still looking at somewhere mid-single digits on a reported basis.

Nathan Race^ And that includes HMN F potentially closing in the fourth quarter or no?

Alan Villalon^ That is including HMS closing in the fourth quarter, correct.

Nathan Race^ Yes. And on that front, just curious if you could provide any other update in terms of how that integration is going, what the reception has been in Rochester among both clients and employees at HMNF and kind of how you're progressing on the approval front and kind of when you guys expect to close the acquisition in the fourth quarter?

James Collins^ I will jump in real quick on employees and the customer standpoint. Everything is going, I would say, extremely well. The employees are very engaged in looking forward to rolling into our balance sheet and our product set. The customer feedback has been, again, very positive, going with a local community bank with a lot of ties into Minnesota and the Northern Upper Midwest and looking forward to having a little bit better product mix and a little bit better reach.

So very positive.

Katie Lorenson^ Yes.

I would add just on the customer front, a number of their clients very familiar with Alerus as they are retirement and benefit clients already. And so that was a positive.

From an integration standpoint, the teams are working very well together.

Obviously as this is our 26th acquisition, we have a lot of experience and have learned a lot and are progressing very well in that regard.

We are targeting a close and conversion for the fourth quarter, and it appears at this point from a regulatory standpoint that things are progressing well in terms of hitting those dates.

Nathan Race^ And then one last one for Katie. Just any update in terms of with the new Chief Retirement Officer on board, how things are progressing in terms of discussions with potential partners that you guys can potentially come to an acquisition arrangement within retirements?

Forrest Wilson^ Yes. This is Forrest Wilson. Thanks for the question. Yes. We've been fairly quickly able to establish a fairly experienced team, myself and a number of others do have quite a bit of acquisition experience and also contacts within the industry.

So our goal is growth, as you know and we have kind of used these contacts to put feelers out and so forth.

Our goal is to look at as many acquisitions as we can.

Experiences taught me and our team that we need to be very, very selective because they can send you in the wrong direction as quickly as they can help you grow.

So you want to be very selective.

So excited about kind of the start we're off to on this front.

We're looking at a few right now.

I would say that nothing is imminent, but we are actively looking and intend to be that way for some time and partnering with Katie and I and others to execute here.

Nathan Race^ That's great color.

I appreciate that, Forrest. And all the other color can answer my questions. Thank you, everyone.

Operator^ The next question is from the line of Matt Renck with KBW.

Matthew Renck^ My first question, just a follow-up to the balance sheet optimization questions. How are you comfortable letting the loan-to-deposit ratio like get to before maybe you pumped up for Exxon growth a bit? Or is that not necessarily the way you're looking at it?

Alan Villalon^ I mean right now we've told a lot of what we have a target for us and what I said on the earlier in the call we're looking at a 95% loan-to-deposit ratio. That's kind of our internal target right now.

But we're seeing really good activity right now so there's nothing leading us to cause us to think about pumping the brakes at the moment.

Matthew Renck^ And then just one question on deposits.

I know you guys said you were focused on kind of the middle market commercial deposits.

But with the synergistic deposits up 17% year-over-year.

I was just curious how rate cuts might impact the growth rate of that deposit line item.

Alan Villalon^ So we don't see a material impact there because a lot of those clients are synergistic side that come from our wealth and retirement businesses. And those customers, we did a deposit study, and those are very long tenured clients of ours.

So unless there's a big remixing in the portfolio mix, and we don't see a big shift in that. And typically, what we've seen over time is that those as people continue to save for more retirement, we see those balances actually increasing.

So hence, why you've seen that consistency in synergies for deposit growth over the last several years for us.

Operator^ (Operator Instructions)

This will conclude our question and answer session.

I would like to turn the conference back over to Katie Lorenson for any closing remarks.

Katie Lorenson^ Thank you. And thank you all for joining our call today.

We appreciate your questions.

We appreciate your feedback.

Overall, a very solid quarter from a fundamental operating standpoint.

From a credit and lending standpoint, we will remain proactive.

We will remain disciplined in our underwriting and committed to constant review of stress testing and timely identification of issues, utilizing both internal and external resources.

We believe we've turned the corner with NIM expansion and solid revenue growth across our differentiated business model, and we look forward to continued progress towards the approval and closing of our HMNS deal.

We are positioned for sustainable growth and increasing profitability over time, which will lead to book and shareholder value creation.

Thank you to all of our talented team members for your continuous hard work in making Alerus better every day for our clients, our communities and our shareholders. Thank you, everyone.

Operator^ The conference has now concluded. Thank you for attending today's presentation.

You may now disconnect.

Special Note Concerning Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus Financial Corporation (“Alerus”) and HMN Financial Corporation, Inc. (“HMNF”) and certain plans, expectations, goals, projections and benefits relating to the merger of HMN with and into Alerus (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Alerus makes regarding the ability of Alerus and HMNF to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Alerus and HMNF, and the possibility of any termination of the Merger Agreement, and any potential downward adjustment in the exchange ratio.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Alerus and HMNF with the SEC, risks and uncertainties for Alerus, HMNF and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of HMNF’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Alerus’ or HMNF’s stockholders to adopt the Merger Agreement, or the failure of Alerus’ stockholders to approve the issuance of Alerus’ common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Alerus’, HMNF’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the amount of HMNF’s stockholders’ equity as of the closing date of the merger and any potential downward adjustment in the exchange ratio; (13) the dilution caused by Alerus’ issuance of additional shares of Alerus’ common stock in connection with the Merger; and (14) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Alerus, HMNF and the combined company. Please refer to each of Alerus’ and HMNF’s Annual Report on Form 10-K for the year ended December 31, 2023, as well as both parties’ other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Alerus nor HMNF undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

Alerus has filed a Registration Statement on Form S-4 (Registration Statement No. 333-280815) with the SEC on July 15, 2024, in connection with a proposed transaction between Alerus and HMNF. The registration statement includes a joint proxy statement of Alerus and HMNF that also constitutes a prospectus of Alerus, which will be sent to the stockholders of Alerus and HMNF after the SEC declares the registration statement effective. Before making any voting decision, the stockholders of Alerus and HMNF are advised to read the joint proxy statement/prospectus, because it contains important information about Alerus, HMNF and the proposed transaction. This document and other documents relating to the Merger filed by Alerus can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Alerus’ website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings” and HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings.” Alternatively, these documents can be obtained free of charge from Alerus upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200, or from HMNF upon written request to HMN Financial, Inc., Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Alerus, HMNF, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Alerus and HMNF in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Alerus and HMNF is included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Security holders may obtain information regarding the names, affiliations and interests of Alerus’ directors and executive officers in the definitive proxy statement of Alerus relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 25, 2024 and on Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024. Security holders may also obtain information regarding the names, affiliations and interests of HMNF’s directors and executive officers in the definitive proxy statement of HMNF relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 21, 2024 and HMNF’s Annual Report on Form 10-K/A for the year ended December 31, 2023 filed with the SEC on March 19, 2024. To the extent the holdings of Alerus’ securities by Alerus’ directors and executive officers or the holdings of HMNF securities by HMNF’s directors and executive officers have changed since the amounts set forth in Alerus’ or HMNF’s respective proxy statement for its 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”